SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Kline, Lowry F. (Last) (First) (Middle) Suite 700 2500 Windy Ridge Parkway (Street) Atlanta, GA 30339 (City) (State) (Zip) U.S.	2. Issuer Name and Ticker or Trading Symbol Coca-Cola Enterprises Inc. CCE 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) January 2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Vice Chairman and Chief Executive Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	05/18/2000	G |	3,750 | D |		D
Common Stock	07/27/2001	G | V	5,336 | D |		D
Common Stock	11/21/2001	J (1) |	409,155 | D |		D
Common Stock	01/15/2002	M (2) |	13,111 | A | $4.6250		D
Common Stock	01/15/2002	F (2) |	13,111 | D | $19.7900	140,102	D
Common Stock				4,938	I	By 401(k) and Supplement MESIP

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Kline, Lowry F. - January 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
2001 Stock Option - Subgrant 1	$18.6563	01/02/2001	A | V	(A) 108,800	01/02/2002 (3) | 01/02/2011	Common Stock - 108,800		140,000	D
2001 Stock Option - Subgrant 2	$20.5219	01/02/2001	A | V	(A) 108,800	01/02/2002 (3) | 01/02/2011	Common Stock - 108,800		140,000	D
2001 Stock Option - Subgrant 3	$22.5741	01/02/2001	A | V	(A) 108,800	01/02/2002 (3) | 01/02/2011	Common Stock - 108,800		140,000	D
2001 Stock Option - Subgrant 4	$24.8315	01/02/2001	A | V	(A) 108,800	01/02/2002 (3) | 01/02/2011	Common Stock - 108,800		140,000	D
2001 Stock Option - Subgrant 5	$27.3147	01/02/2001	A | V	(A) 108,800	01/02/2002 (3) | 01/02/2011	Common Stock - 108,800		140,000	D
Phantom Share Units-Restricted Stock Deferral Plan	1 for 1	11/21/2001	M (1) |	(A) 409,155	(1) | (1)	Common Stock - 409,155		409,155	D
1991 SOP (Restated 2/92) (right to buy)	$4.6250	01/15/2002	M |	(D) 56,100	02/18/1993 | 02/19/2002	Common Stock - 56,100		0	D
Deferred Phantom Share Unit	1 for 1	01/15/2002	M (2) |	(A) 42,989	(2) | (2)	Common Stock - 42,989		42,989	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 02-08-2002 ** Signature of Reporting Person Date E. Liston Bishop III, Attorney-in-Fact for Lowry F. Kline Page 2 SEC 1474 (3-99)

Kline, Lowry F. - January 2002
Form 4 (continued)
FOOTNOTE Descriptions for Coca-Cola Enterprises Inc. CCE

Form 4 - January 2002

Lowry F. Kline
Suite 700
2500 Windy Ridge Parkway
Atlanta, GA 30339
Explanation of responses:

 (1)   Filer elected to defer receipt of vested restricted shares under the Restricted Stock Deferral Plan (effective 1/1/2001). Prior to the exercise date, Filer may elect distribution of shares to commence after termination of employment or upon reaching a certain age.
(2)   Pursuant to an election made at least six months prior to transaction, the reporting person: (a) exercised options to acquire shares of common stock and (b) deferred the receipt of such shares of common stock. The exercise price was deemed to have been paid based on an attestation by the reporting person that he owned shares with an aggregate market price at least equal to the exercise price. The number of shares realized upon exercise of the option was reduced by that number of shares having a market value at the exercise date equal to the exercise price.
(3)   25% per year after one, two, three and four years, measured from January 2, 2001

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